As filed with the Securities and Exchange Commission on August 23, 2005

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

NSTOR TECHNOLOGIES, INC.

(Name of Subject Company (Issuer))

NORMANDY ACQUISITION CORPORATION

AN INDIRECT WHOLLY OWNED SUBSIDIARY OF

XYRATEX LTD

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.05 PER SHARE

(Title of Class of Securities)

67018N108

(CUSIP Number of Class of Securities)

STEVE BARBER

CHIEF EXECUTIVE OFFICER

XYRATEX LTD

LANGSTONE ROAD

HAVANT PO9 1SA

UNITED KINGDOM

(011) 44 2392 496000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Filing Person)

COPIES TO:

TAD J. FREESE, ESQ.

LATHAM & WATKINS LLP

505 MONTGOMERY STREET, SUITE 2000

SAN FRANCISCO, CALIFORNIA 94111

(415) 391-0600

This Amendment No. 1 to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 5, 2005 (the “Schedule TO”), relating to a tender offer by Normandy Acquisition Corporation, a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Xyratex Ltd, a Bermuda corporation (“Parent”), to purchase all outstanding shares of common stock, par value $0.05 per share, of nStor Technologies, Inc., a Delaware corporation (the “Company”), for a purchase price of $0.105 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 5, 2005 (the “Offer to Purchase”), as amended and supplemented by the Supplement to Offer to Purchase dated August 23, 2005, and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended, supplemented or otherwise modified from time to time, constitute the “Offer”). Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase.

This Amendment No. 1 to the Schedule TO is intended to satisfy the reporting requirements of Section 14(d) of the Securities Exchange Act of 1934, as amended.

This Amendment No. 1 effects the following amendments to the Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO.

INTRODUCTION

The eighth paragraph under this section is hereby amended and replaced with the following:

“The Company has advised us that as of July 31, 2005, 165,097,838 Shares were issued and outstanding. Immediately prior to the commencement of the Offer, Parent and its subsidiaries owned no Shares. However, pursuant to the Tender and Stockholder Support Agreements (each, a “Support Agreement” and collectively, the “Support Agreements”) that were entered into by certain stockholders of the Company in connection with the Merger Agreement, such stockholders agreed to tender 61,912,000 Shares, representing approximately 37.5% of the outstanding Shares as of July 31, 2005. We believe that the Minimum Condition would be satisfied if approximately 145,451,196 Shares, including those subject to the Support Agreements, were validly tendered and not validly withdrawn prior to the expiration of the Offer.”

THE OFFER—Terms of the Offer; Expiration Date

The sixth paragraph under this section is hereby amended and replaced with the following:

“As of the dated of this Offer to Purchase, we own no Shares. However, pursuant to the Support Agreements that were entered into by the Significant Stockholders in connection with the Merger Agreement, the Significant Stockholders agreed to tender 61,912,000 Shares, representing approximately 37.5% of the outstanding Shares as of July 31, 2005. For a discussion of the Support Agreements, see “—Background of the Offer; The Merger Agreement; Other Arrangements.” The Company has advised us that as of July 31, 2005, 165,097,838 Shares were issued and outstanding. The actual number of Shares that will satisfy the Minimum Condition will depend on the facts as they exist on the date of purchase.”

THE OFFER—Acceptance for Payment and Payment

The last paragraph under this section is hereby amended and replace with the following:

“We reserve the right to transfer or assign, in whole or from time to time in part, to one or more of our wholly owned subsidiaries the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment. If any tendered Shares are not purchased pursuant to the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility (as defined below)), without expense to you, promptly following the expiration or termination of the Offer.”

THE OFFER—Certain Information Concerning Parent and Purchaser—General

The last paragraph on page 17 is hereby amended and replaced with the following:

“The name, business address, principal occupation or employment, five-year employment history and citizenship of each director and executive officer of Parent and Purchaser and certain other information are set forth on Schedule I to this Offer to Purchase. Except as set forth in this Offer to Purchase, during the past two years, none of us, nor any of the persons listed on Schedule I hereto, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, none of the persons listed in Schedule I, nor any of their respective associates or majority owned subsidiaries, beneficially owns any securities of the Company. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between us or any of our subsidiaries or any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets. None of the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Except as described in Schedule I, none of the persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.”

The last paragraph under this section is hereby amended and replaced with the following:

“As of the date of this Offer to Purchase, Parent and Purchaser own no Shares. However, pursuant to the Support Agreements that were entered into by the Significant Stockholders in connection with the Merger Agreement, the Significant Stockholders agreed to tender 61,912,000 Shares, representing approximately 37.5% of the outstanding Shares as of July 31, 2005. For a detail discussion of the Support Agreements, see “—Background of the Offer; The Merger Agreement; Other Arrangements.””

THE OFFER—Background of the Offer; The Merger Agreement; Other Arrangements—Background of the Offer

This section is hereby amended and replaced in its entirety with the following:

“The first contact between the Company and Parent occurred during the summer of 2004 when one of the Company’s sales representatives made a routine sales call to Matt Cornell, Parent’s Executive Vice President, Storage Systems. Mr. Cornell determined that Parent was interested in considering the Company’s products, and as a result, on September 3, 2004, nStor Corporation, Inc., a wholly owned subsidiary of the Company (“nStor Corporation”), and Xyratex Technology Limited, an indirect wholly owned subsidiary of Parent (“Xyratex Technology”), entered into a standard Non-Disclosure Agreement, in the ordinary course of business, to allow the Company to disclose certain proprietary information concerning its products to Parent. There was no contemplation of a business combination at this time.

On January 6, 2005, Mr. Cornell contacted Todd Gresham, the Company’s CEO and President, to discuss potential business synergies and Parent’s interest in purchasing various products from the Company.

On January 25, 2005, Mr. Gresham met with Mr. Cornell and Steve Thompson, Parent’s Chief Technology Officer, in Boston, Massachusetts. At that meeting, the parties further discussed the Company’s products and the Company’s sales to various original equipment manufacturers (OEMs). Mr. Cornell suggested that a joint development agreement or strategic alliance of some type with the Company would be of interest to Parent.

During early February 2005, Messrs. Gresham and Cornell spoke several times and, on February 10, 2005, the Company sent Parent a sample of one of the Company’s products for testing and evaluation.

On March 1, 2005, Mr. Cornell advised Mr. Gresham that Parent was actively considering separate potential acquisition candidates and that Parent was very interested in the Company as an acquisition candidate.

On March 7, 2005, Mr. Gresham traveled to England to meet with Mr. Cornell, Mr. Thompson, Richard Pearce, Parent’s Chief Financial Officer and Steve Barber, Parent’s Chief Executive Officer, to discuss a possible business combination between the Company and Parent.

On March 9, 2005, there was a conference call among Mr. Levy, Mr. Gresham, Jack Jaiven, the Company’s Vice President and Acting Chief Financial Officer, Mr. Pearce and Mr. Barber. Parent expressed a positive initial evaluation of the Company’s products and proposed a purchase of the Company, or its assets, subject to satisfactory completion of due diligence. Parent proposed an initial purchase price of $10 million to $15 million, plus a potential earn-out. Discussions continued during the remainder of March 2005. During that period, the Company and Parent negotiated with respect to valuation of the Company.

On April 4, 2005, Mr. Jaiven sent Mr. Pearce an outline of a proposed purchase transaction in which Parent would acquire all of the Company’s outstanding common stock for a price to be agreed upon by the parties with the consideration in the form of shares of common stock of Parent plus an option to acquire additional shares of common stock of Parent.

During April 2005, negotiations continued and Parent accelerated its due diligence review of the Company. The Company also provided Parent with various due diligence information at the Company’s research and development facility in Lake Mary, Florida.

On April 26, 2005, representatives of the Company, Parent and the parties’ legal advisors held their first conference call to discuss a proposed transaction structure involving a tender offer for the Company’s outstanding shares of capital stock.

On May 6, 2005, Messrs. Levy, Jaiven and Gresham, as well as one of the Company’s directors, Mark Shirman, representing the Company, and Messrs. Barber and Pearce, representing Parent, met in Boston to continue discussion of a possible business combination. During the meeting, the parties discussed a possible business combination and agreed (1) upon a valuation of $24.5 million (assuming a Company tangible net worth of -$1.7 million), to be reduced by various change of control payments and transaction expenses, (2) that three major stockholders would be asked to execute stockholder support agreements and non-competition agreements and (3) that Parent would consider some form of working capital loan to the Company.

As a result of the May 6, 2005 meeting, on May 13, 2005, the Company received a Proposed Term Sheet (the “Term Sheet”) from Parent. That Term Sheet proposed the purchase of all of the outstanding capital stock of the Company in exchange for common stock of Parent. The exchange ratio was based on (i) a value of $24.5 million (assuming a Company tangible net worth of -$1.7 million) and (ii) Parent’s common share price over a 90-day period prior to execution of definitive agreements. The purchase price would be reduced by various change of control payments and transaction expenses. The Term Sheet also contemplated stockholder support agreements from the Significant Stockholders, which included the grant of an option on such stockholders’ shares in favor of Parent.

On May 17, 2005, Mr. Jaiven emailed a revised Term Sheet to Mr. Pearce. The revised Term Sheet (1) provided for a working capital loan from Parent to the Company of $3 million immediately and $2 million in six months, (2) provided for a break-up fee payable to the Company by Parent in the event that Parent terminated the merger agreement and (3) deleted the proposed options on shares owned by the Significant Stockholders.

On May 18, 2005, there was a conference call among representatives of Parent and the Company during which the parties discussed and agreed that the proposed transaction should be restructured as an all cash tender offer in lieu of the proposed stock-for-stock exchange with the remaining economic terms the same as set forth in the Term Sheet. Subsequent to this call, counsel to Parent distributed a revised Term Sheet to representatives of the Company. The revised Term Sheet (1) set forth the revised deal structure, (2) rejected the amount and timing of the working capital loan from Parent to the Company, (3) rejected the notion of a break-up fee payable to the Company and (4) included a definition of material adverse effect, as requested by the Company.

On May 20, 2005, a representative of Parent conducted a due diligence review of the Company’s records at the Company’s offices in Carlsbad, California. Parent continued its due diligence efforts through July 2005.

Also on May 20, 2005, counsel to the Company provided a revised Term Sheet with a revised material adverse effect definition to Parent and Parent’s counsel.

On May 26, 2005, counsel to Parent circulated a revised Term Sheet to representatives of the Company. Because the parties believed that they were close to agreement on significant deal terms, rather than continue negotiations on the Term Sheet, the parties decided to begin negotiating a definitive Merger Agreement and ancillary agreements, including Support Agreements, non-competition agreements, a promissory note and a license agreement.

On June 2, 2005, Parent’s counsel circulated the first draft of a Merger Agreement between Parent, Purchaser and the Company. The aggregate proposed merger consideration was $24.5 million in cash, less an adjustment for any decrease in the Company’s net worth from March 31, 2005 to May 31, 2005, less certain change of control payments and transaction expenses if paid by Parent.

On June 3, 2005, Parent’s counsel circulated the first draft of the Support Agreements, which did not include the originally requested option to purchase shares held by the Significant Stockholders.

On June 9, 2005, the Company’s counsel circulated comments to the draft Merger Agreement.

On June 16, 2005, the Company’s counsel circulated comments on the draft Support Agreements, although no material issues were raised by such comments.

During the remainder of June and the first week of July, Parent focused its efforts on completing its due diligence review of the Company.

On July 6, 2005, Parent’s counsel distributed a draft promissory note and draft license agreement.

On July 8, 2005, the Company’s counsel circulated comments on the promissory note, which focused primarily on the timing of repayment.

On July 12, 2005, Parent’s counsel circulated revised drafts of the Support Agreements as well as drafts of the non-competition agreements.

On July 12, 2005, Parent’s counsel and the Company’s counsel discussed open issues and resolved the significant issues outstanding on the Merger Agreement, which were the break-up fee provisions and the definition of Material Adverse Effect.

On July 13, 2005, the Company’s counsel circulated comments on the non-competition agreements. Parent’s counsel and the Company’s counsel had a telephone conversation and finalized the limited issues on the non-competition agreements and the Support Agreements.

On July 15, 2005, Parent’s counsel circulated drafts of the non-competition agreements and the Support Agreements based upon the conversations with the Company’s counsel.

Also on July 15, 2005, Parent’s counsel circulated revised drafts of the Merger Agreement, license agreement and promissory note.

On July 19, 2005, representatives of Parent, Parent’s counsel, the Company and the Company’s counsel had a conference call to discuss open issues on the license agreement and promissory note and substantially resolved such open issues, including amounts and timing of payments under the promissory note.

On July 21 and July 22, 2005, representatives of Parent, Parent’s counsel, the Company and the Company’s counsel had conference calls to finalize most of the details of the Merger Agreement and the ancillary agreements.

During the week of July 25, 2005, the parties and their legal advisors concluded negotiations of, and finalized, the Merger Agreement and various ancillary agreements.

On July 27, 2005, Parent’s board of directors approved the Merger Agreement in the form presented. Following such approval, on July 27, 2005, the Merger Agreement was executed by Parent, Purchaser and the Company and the Support Agreements were executed by the stockholders named therein, Purchaser and Parent.

On July 28, 2005, Parent and the Company, before the opening of trading on AMEX and Nasdaq, issued a joint press release announcing the transaction.”

THE OFFER—Conditions to the Offer

Items (1) and (2) of the first paragraph under this section are hereby amended and replaced with the following:

“(1)	prior to the Expiration Date, the Minimum Condition has not been satisfied; or

(2)	at any time on or after the date of the Merger Agreement and prior to the Expiration Date:”

Item 12. Exhibits

*(a)(1)(A)	Offer to Purchase dated August 5, 2005.

*(a)(1)(B)	Letter of Transmittal.

*(a)(1)(C)	Notice of Guaranteed Delivery.

*(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

*(a)(1)(G)	Joint Press Release issued by Xyratex Ltd and nStor Technologies, Inc. dated July 28, 2005 (incorporated by reference to the Schedule TO-C filed by Xyratex Ltd with the SEC on July 28, 2005).

*(a)(1)(H)	Summary Advertisement, published August 5, 2005.

(b)	None.

(c)	Not Applicable.

*(d)(1)	Agreement and Plan of Merger, dated as of July 27, 2005, by and among Xyratex Ltd, Normandy Acquisition Corporation and nStor Technologies, Inc.

*(d)(2)	Form of Tender and Stockholder Support Agreement, dated as of July 27, 2005, by and among Xyratex Ltd, Normandy Acquisition Corporation and each of Barry S. Halperin, H. Irwin Levy and Bernard Marden.

*(d)(3)	Form of Non-Competition Agreement, dated as of July 27, 2005, by and among Xyratex Ltd, Normandy Acquisition Corporation and each of Barry S. Halperin, H. Irwin Levy and Bernard Marden.

*(d)(4)	Mutual Non-Disclosure/Confidentiality Agreement, entered into on September 3, 2004, by and between nStor Corporation, Inc. and Xyratex Technology Limited.

*(d)(5)	Convertible Preferred Stock Purchase Agreement, dated as of July 27, 2005, by and among Xyratex Ltd, Normandy Acquisition Corporation and H. Irwin Levy.

*(d)(6)	Intellectual Property License Agreement, dated as of July 27, 2005, by and between Xyratex Technology Limited and nStor Corporation, Inc.

*(d)(7)	Promissory Note, dated as of July 27, 2005, by and between Xyratex Technology Limited and nStor Corporation, Inc.

(e)	Not Applicable.

(f)	Not Applicable.

(g)	None.

(h)	None.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2005	XYRATEX LTD

	By:	/S/ STEVE BARBER
	Name:	Steve Barber
	Title:	Chief Executive Officer

NORMANDY ACQUISITION CORPORATION

	By:	/S/ STEVE BARBER
	Name:	Steve Barber
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

*(a)(1)(A)	Offer to Purchase dated August 5, 2005.

*(a)(1)(B)	Letter of Transmittal.

*(a)(1)(C)	Notice of Guaranteed Delivery.

*(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

*(a)(1)(G)	Joint Press Release issued by Xyratex Ltd and nStor Technologies, Inc. dated July 28, 2005 (incorporated by reference to the Schedule TO-C filed by Xyratex Ltd with the SEC on July 28, 2005).

*(a)(1)(H)	Summary Advertisement, published August 5, 2005.

(b)	None.

(c)	Not Applicable.

*(d)(1)	Agreement and Plan of Merger, dated as of July 27, 2005, by and among Xyratex Ltd, Normandy Acquisition Corporation and nStor Technologies, Inc.

*(d)(2)	Form of Tender and Stockholder Support Agreement, dated as of July 27, 2005, by and among Xyratex Ltd, Normandy Acquisition Corporation and each of Barry S. Halperin, H. Irwin Levy and Bernard Marden.

*(d)(3)	Form of Non-Competition Agreement, dated as of July 27, 2005, by and among Xyratex Ltd, Normandy Acquisition Corporation and each of Barry S. Halperin, H. Irwin Levy and Bernard Marden.

*(d)(4)	Mutual Non-Disclosure/Confidentiality Agreement, entered into on September 3, 2004, by and between nStor Corporation, Inc. and Xyratex Technology Limited.

*(d)(5)	Convertible Preferred Stock Purchase Agreement, dated as of July 27, 2005, by and among Xyratex Ltd, Normandy Acquisition Corporation and H. Irwin Levy.

*(d)(6)	Intellectual Property License Agreement, dated as of July 27, 2005, by and between Xyratex Technology Limited and nStor Corporation, Inc.

*(d)(7)	Promissory Note, dated as of July 27, 2005, by and between Xyratex Technology Limited and nStor Corporation, Inc.

(e)	Not Applicable.

(f)	Not Applicable.

(g)	None.

(h)	None.

*	Previously filed.